Continental

Press Release

Continental Building New Plant in Timişoara, Romania

ContiTech Fluid to produce air conditioning hoses starting in fall 2004

Hannover/Timişoara, October 10, 2003. The international automotive supplier, Continental AG, Hannover, is expanding its production presence in Romania. ContiTech Fluid, a business unit of the ContiTech division of Continental, is erecting a 4,000-square-meter, roughly EUR10 million factory for the manufacture of air conditioning hoses in Timişoara. The plant's main customer will be Volkswagen. Around 130 jobs will be created by mid-2004, with 400 employees to eventually work at the facility. Series production is slated to get under way in the fall of 2004, the ground-breaking ceremonies are today.

ContiTech Romania S.R.L., an offshoot of the Hannover-based ContiTech Power Transmission Systems, has already been manufacturing drive belts for automotive applications in Timişoara for close to half a year now. Six million euros were invested in the power transmission systems plant, which currently has a workforce of 50 and will employ 150 when it reaches full capacity in 2005. It will then be turning out four million drive belts a year for all major European automakers. Gerhard Lerch, general manager of ContiTech Holding GmbH, pointed to the well trained pool of skilled workers available locally in justifying the decision in favor of Timişoara.

Continental AG also operates its most modern tire factory in Timişoara. Around EUR100 million was invested in the plant, which has a daily capacity of up to 24,000 tires.

The Continental Corporation is a major supplier of brake systems, chassis components, vehicle electronics, tires and technical rubber products. In 2002 the company took in EUR 11,4 billion in sales and had around 65,500 employees [redacted]

Hannes Boekhoff
Head of Press Continental AG
Ph.: +49-511-938-1278, Fax -1055
prkonzern@conti.de

M…
He… ontiTech
Ph… …x -1305
mario.toepfer@contitech.de

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"Exemption No. 82-1357"

Continental

Press Release

03 OCT 21 AM 7:21

Continental acquires majority holding in Malaysian joint venture

Entry into the ASEAN market via Sime Darby tire business

Hannover/Kuala Lumpur, October 10, 2003. Continental AG, Hannover, Germany, has purchased the majority holding in the tire business of Malaysian conglomerate Sime Darby Berhad, Kuala Lumpur, enabling the international auto industry supplier to close a gap in its worldwide network of manufacturing operations and to tap the high-growth ASEAN region and Australia.

Effective retroactively as of October 1, Continental has acquired 51 percent of a joint venture bringing together the two tire organizations DMIB Berhad and Sime Tyres International Sdn Bhd. In future the undertaking will operate as Continental Sime Tyre Sdn. Bhd. "This gives us a strong manufacturing and distribution base for a market in which over 29 million passenger tires are sold, making it more than twice as large as the Chinese market", said Manfred Wennemer, Continental's Executive Board Chairman.

Tan Sri Nik Mohamed Yaacob, Group Chief Executive of the Sime Darby Group said that the strategic alliance is a significant step forward for the Malaysian tire industry and will undoubtedly put the Sime Darby Tyre Group in the forefront of the tire technological developments and research with the new partnership having access to Continental AG's advanced tire technology and one of the top brand name in tires to emerge as a strong formidable player in the Asean and global tire markets. He added that Continental AG's investment is a positive indication of its confidence in Malaysia's economic growth and Sime Darby's strength and market position.

'We are also proud Malaysia is the first country in Asia, Continental AG has established a tire joint venture and as its export base to the Asia-Pacific region and other export markets", he concluded.

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Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69

Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485

www.conti-online.com
prkonzern@conti.de

With its involvement in Malaysia, Continental – as an international auto industry supplier and the world's fourth largest tire producer – will benefit from the opening up of the regional Asiatic markets within the scope of the Asean Free Trade Area (AFTA). Coming into force on January 1, 2003, this trade agreement slackens the duty barriers that have existed so far between the Southeast Asian states.

Early on, at the end of February 2003, Continental therefore signed a contract with Sime Darby on the formation of a tire joint venture. The Malaysian multinational conglomerate reported a revenue of approximately 3.6 billion U.S. dollars for year ended 30th June 2003.

The tire factories will be run under Continental administration and are located in the north (Alor Setar) and the center (Petaling Jaya, near the capital Kuala Lumpur) of Malaysia. Boasting a current annual output of about four million passenger tires, one million light truck tires, and just under 300,000 truck tires, Continental Sime Tyre Sdn. Bhd. now ranks Malaysia's No. 1 producer of passenger tires for the original equipment and replacement businesses, and occupies first place in the replacement business for commercial vehicle tires.

The Continental Corporation is a major supplier of brake systems, chassis components, vehicle electronics, tires and technical rubber products. In 2002 the company took in 11.4 billion euros in sales. It has about 65,000 employees on its payroll.

Sime Darby Berhad is a Malaysian multinational conglomerate with core business activities in Plantations, Tire Manufacturing, Property, Heavy Equipment Distribution, Motor Vehicle Assembly and Distribution, Energy, General Trading and Services industries, and have extensive trading and manufacturing interests in the People's Republic of China (including Hong Kong SAR and Macau SAR), Singapore and Australia. The Group also operates in Negara Brunei Darussalam, Indonesia, Thailand, Vietnam, the Philippines, United Kingdom, Egypt, New Zealand, the Solomon Islands, Papua New Guinea and New Caledonia.

Hannes Boekhoff
Head of Press, Continental AG
Ph.: +49-511-938-1278, Fax -1055
Email: prkonzern@conti.de

Rosman Din
Corporate Affairs Sime Darby Tyre Group
Ph.: +603 7787 8810, Fax +603 7781 9766
Email: rosman@dmi.com.my

Corporate Image and Video Library: www.conti-online.com